

06050664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-3150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/05_____ AND ENDING_____09/30/06_____
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWENEY CARTWRIGHT & CO.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

17 South High Street, Suite 300
                           (No. and Street)

Columbus   **Ohio**   **43215-3438**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak   **(614) 228-5391**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
                   (Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700,   **Columbus,**   **Ohio**   **43215-3713**
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 0 7 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Steven Cartwright</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>SWENEY CARTWRIGHT & CO.</u>, as of <u>September 30, 2006</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL L. LYNCH
Notary Public, State of Ohio
My Commission Expires 10-13-10

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2006

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of September 30, 2006: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio
November 20, 2006

1.

SWENEY CARTWRIGHT & Co.
STATEMENT OF FINANCIAL CONDITION
September 30, 2006

Assets

Cash and cash equivalents	$ 1,099,455
Cash segregated in special reserve account	25,000
Deposits with clearing organizations	150,948
Receivable from customers	20,246
Notes receivable	7,081
Accrued interest and dividend receivable	42,981
Trading securities owned, at market value:	
State and municipal obligations	1,663,341
Corporate equity securities	1,382,552
Corporate fixed income securities	572,708
Government and agency	5,000
Furniture and equipment, at cost, net of	
$595,120 accumulated depreciation	36,577
Deferred income taxes, net	183,000
Other assets	11,139
Total assets	$ 5,200,028

Liabilities and Stockholders' Equity

Liabilities

Trading securities sold, not yet purchased, at market value	$ 42,533
Payable to customers	13,619
Payable to clearing organizations	13,539
Accrued liabilities	177,161
Total liabilities	246,852

Stockholders' equity
Common stock:
Authorized: 100,000 shares
Issued and outstanding: 35,511 shares

Par value: $.50 per share	17,756
Retained earnings	4,935,420
Total stockholders' equity	4,953,176
Total liabilities and stockholders' equity	$ 5,200,028

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF OPERATIONS
For the year ended September 30, 2006

Revenues
Net trading gains	$	1,708,591
Commissions		282,572
Interest and dividends		265,049
Underwriting profit		47,658
		2,303,870

Operating expenses
Compensation and commissions	1,729,978
Custody and clearing charges	102,639
Service charges	171,604
Rent and office operations	104,066
Communications	51,967
Interest	9,159
Other	253,452
	2,422,865

Loss before income taxes (118,995)

Income tax benefit (104,031)

Net loss $ (14,964)

SWENEY CARTWRIGHT & Co.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2006

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2005	36,832	$ 18,416	$ 5,134,858	$ 5,153,274
Net loss	-	-	(14,964)	(14,964)
Stock repurchased and retired	(1,321)	(660)	(184,474)	(185,134)
Balances, September 30, 2006	35,511	$ 17,756	$ 4,935,420	$ 4,953,176

SWENEY CARTWRIGHT & Co.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2006

Cash flows from operating activities	
Net loss	$ (14,964)
Depreciation	13,332
Changes in assets and liabilities:	
Segregated cash	25,000
Deposits with clearing organizations	4,069
Receivable from customers	9,802
Accrued interest and dividends receivable	26,206
Securities owned	2,308,264
Notes receivable	(5,246)
Other assets	(95,874)
Payable to customers	(53,830)
Payable to clearing organization	5,366
Accrued liabilities	(12,892)
Trading securities sold, not yet purchased	(25,318)
Net cash provided by operating activities	2,183,915
Cash flows from investing activities	
Purchase of premises and equipment	(28,834)
Net cash used in investing activities	(28,834)
Cash flows from financing activities	
Decrease in short-term borrowings	(1,010,000)
Repurchase of stock	(185,134)
Net cash used in financing activities	(1,195,134)
Net increase in cash and cash equivalents	959,947
Cash and cash equivalents at beginning of year	139,508
Cash and cash equivalents at end of year	$ 1,099,455
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 9,159
Income taxes	$ --

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business
Sweney Cartwright & Co. (the "Company") is an SEC-registerd broker-dealer in securities and member of the National Association of Securities Dealers, Inc. ("NASD"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions (where the Company serves as an agent) are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Trading securities owned and trading securities sold, but not yet purchased are stated at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits
Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years. Depreciation expense in fiscal year 2006 was $ 13,332.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2006 the company had $812,657 held on deposit at Huntington National Bank and $286,798 held on deposit at National City Bank. Up to $100,000 is insured at each institution by the FDIC.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation
The Company plans to adopt the provisions of FASB Statement No. 123(R), *Share Based Payment* effective October 1, 2006, using the prospective method of implementation. For the year ended September 30, 2006, employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income if expense was measured using the minimum value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*.

Reported net loss	$	(14,964)
Pro forma impact of stock-based expense		(1,481)
Pro forma net loss	$	(16,445)

Pro forma disclosures of compensation cost of stock-based awards have been determined using the minimum value method that considers the time value of the option, the expected dividend yield, and the risk-free interest rate over the expected life of the option using a Black-Scholes valuation model.

The 1,000 options granted on September 12, 2005 have a weighted exercise price of $139 and expire between January 1, 2012 and 2016. One-fifth of the options will vest annually starting on January 1, 2009. The minimum value of options granted in September 2005 was estimated using the following assumptions: Weighted average risk-free interest rate of 4.05%; weighted average expected life of 8.3 years, expected volatility of stock price of 0% and expected dividend yield of 0%. Based on these assumptions, the estimated weighted average minimum value of options granted in September 2005 was $10.95 per option.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

The temporary differences, which comprise deferred income tax assets and liabilities, are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standards
The Financial Accounting Standards Board's Statement No. 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified by the Company beginning on October 1, 2006. Any income tax benefit for the exercise of stock options in excess of income tax expense for financial reporting purposes will be classified as a cash inflow for financing activities and a cash outflow for operating activities in the statement of cash flows. Adoption of this new accounting standard is not anticipated to have a material impact on the Company's financial condition or results of operations.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to their customers, thus, no reserve is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 – SHORT-TERM BORROWINGS

During the year ended September 30, 2006, the Company maintained unsecured demand lines of credit that total $ 7.5 million. The interest rate, based on LIBOR plus 2%, was 7.32% at September 30, 2006. At September 30, 2006, the Company had a zero balance on the lines of credit.

NOTE 5 – INCOME TAXES

During the year ended September 30, 2006, the Company had tax exempt interest income of approximately $159,000. Current tax provision totaled $7,458 and deferred tax benefit totaled $111,489 for the year ended September 30, 2006. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income and the surtax exemption.

Deferred tax assets totaled $190,569 and deferred tax liabilities totaled $7,569 at September 30, 2006.

NOTE 6 – STOCK REPURCHASE AGREEMENT

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During fiscal year 2006, the Company repurchased 1,321 shares of common stock. The total purchase price was $185,134.

NOTE 7 – OPERATING LEASES

The Company leases its office under a lease expiring December 31, 2013. The lease can be terminated by the Company after December 31, 2010; however, the Company intends to exercise the renewal option. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2007	$ 72,896
2008	75,248
2009	75,248
2010	77,595
2011	19,988
	$ 320,975

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $72,844 for the year ended September 30, 2006.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2006 the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution to the Plan for fiscal year 2006 was $23,294.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall at least be $250,000. At September 30, 2006, the Company had net capital of $3,756,185 which was $3,506,185 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 5%.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2006

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL $ 4,953,176

DEDUCTIONS AND/OR CHARGES:
Nonallowable assets:

Partly secured and unsecured customer accounts	147
Exchange membership	3,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	36,577
Other assets	190,639
Total deductions and/or charges	230,863

Net capital before haircuts on security positions   4,722,313

HAIRCUTS ON SECURITIES:
Trading and investment securities:

U.S. and Canadian government obligations	850
State and municipal obligations	414,234
Corporate obligations	121,640
Stocks and warrants	429,404
Total haircuts	966,128

NET CAPITAL $ 3,756,185

AGGREGATE INDEBTEDNESS

Payable to brokers or dealers and clearing organizations	$	13,539
Payable to customers		13,619
Accounts payable, accrued expense and other liabilities		177,161
Deduct adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		(28,411)

TOTAL AGGREGATE INDEBTEDNESS $ 175,908

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum) $ 250,000

EXCESS NET CAPITAL $ 3,506,185

EXCESS NET CAPITAL AT 1000%
(net capital in excess of 10% of aggregate indebtedness) $ 3,738,594

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   5%

Reconciliation with the Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended September 30, 2006)

Net capital, as reported in Company's unaudited Part II Focus report	$ 3,738,370
Audit adjustments*	17,815
Net capital, per above computation	$ 3,756,185

*Audit adjustments relate to tax asset/liability adjustments

SWENEY CARTWRIGHT & Co.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2006

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). $ None

    A. Number of items   None

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ None

    A. Number of items   None

SWENEY CARTWRIGHT & Co.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2006

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$	13,617
Customers' securities failed to receive		3,590
Credit balances in firm accounts, which are attributable to principal sales to customers		29,750
TOTAL CREDIT ITEMS	$	46,957

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	19,898
TOTAL DEBIT ITEMS	$	19,898

RESERVE COMPUTATION

Excess of total credits over total debits	$	27,059
105% of excess of total credits over total debits	$	28,411
Amount held on deposit at September 30, 2006	$	25,000
Amount deposited on October 3, 2006		30,000
New amount in "Special Reserve Bank Account" after deposit	$	55,000

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in Part II of the FOCUS Report filed by the Company as of September 30, 2006.



Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of their design, changes in conditions or that the degree of compliance with the practices or procedures may deteriorate. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
November 20, 2006